September 8, 2011

VIA ELECTRONIC TRANSMISSION

Linda Stirling, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296

Dear Ms. Stirling:

This letter is in response to comments that the Registrant received verbally from the Staff on Tuesday, August 16, 2011 in connection with the Registrant’s Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A as filed with the SEC on July 1, 2011.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Revise the date in the footnote to the Total Annual Fund Operating Expenses after Expense Waivers column of the Annual Fund Operating Expenses tables to reflect that the Adviser may not reduce the expense waiver before a date that is one year from the effective date of the Registration Statement.

Response: As discussed with the Staff, the Adviser has entered into a separate fee waiver agreement (the “Agreement”) with the Registrant, on behalf of the Funds, agreeing to keep the expense waivers in place for as long as the Adviser remains the investment adviser to the Funds. The Agreement has an initial eleven year term and renews automatically annually for eleven year terms. The Agreement renders the sentence that is the subject of the comment unnecessary and permits the Adviser to show the effect of the expense waiver in the Example for the one, three, five and ten year periods because at all times the term of the expense waiver will be more than 10 years from the effective date of the prospectus. A copy of the Agreement has been filed as an exhibit to Part C of the Registration Statement.

COMMENT 2: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Confirm that the Adviser does not recoup amounts reimbursed to the Funds pursuant to an expense waiver in years when the expense waiver is not triggered.

Response: The Registrant confirms that the Adviser does not recoup amounts reimbursed to the Funds pursuant to an expense waiver in years when the expense waiver is not triggered.

COMMENT 3: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: For Funds that have more than one component for “Other Expenses,” include a “Total Other Expenses” column in the Annual Fund Operating Expenses table.

Response: The Registrant has included a “Total Other Expenses” column in the Annual Fund Operating Expenses table in the summary prospectus of Baron Partners Fund.

COMMENT 4: Summary Prospectus—Investments, Risks, and Performance—Performance—Average Annual Total Returns

Comment: In the second paragraph below the “Average Annual Total Returns” section, delete the following sentence to the extent that it is not the case for the Fund as expressed in the “Average Annual Total Returns” table that follows this disclosure: “In some instances, the “Return after taxes on distributions and sale of Fund shares” is greater than the “Return before taxes” because you are assumed to be able to use the capital loss on the sale of fund shares to offset other taxable gains.”

Response: The Registrant has deleted the disclosure accordingly.

COMMENT 5: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Remove the following disclosure regarding the frequent trading policy of the Funds from each Summary Prospectus section of the prospectus because it is not required by Form N-1A: “The Fund is not for short-term traders who intend to purchase and then sell their Fund shares within a ninety-day period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.”

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that most investors will only read the Summary Prospectus and information that could result in an investor being banned from trading in the Funds should be disclosed. The Registrant believes that it would be unfair to penalize an investor for violating the Fund’s policy of trading in and out of the Fund within a ninety-day period without having prominently disclosed that policy to the investor in the Summary Prospectus. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 6: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: Explain why the introductory paragraph to the “Example” includes a discussion of different operating expenses for the first two years and for the third year.

Response: The expenses of the Fund for the first two years of its existence are governed by the terms of the Fund’s initial investment advisory agreement, which has a two-year term. Therefore, in years 1 and 2, the expenses are limited by the expense waiver contained in that agreement. As that agreement needs to be renewed on an annual basis beginning in year 3, expenses do not show the effect of the expense waiver as the renewal has not yet occurred.

COMMENT 7: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: Delete the footnote “Based on estimated expenses” from the “Example” for Baron Emerging Markets Fund and Baron Energy and Resources Fund.

Response: The Registrant has deleted the footnote accordingly.

COMMENT 8: Summary Prospectus—Fees and Expenses of the Fund—Portfolio Turnover

Comment: Delete the following sentence from the “Portfolio Turnover” section of the Summary Prospectus of Baron Emerging Markets Fund and Baron Energy and Resources Fund as those Funds are new Funds and the disclosure is not necessary: “For the initial fiscal year, the Fund anticipates that its portfolio turnover rate will not exceed 50% of the average of its portfolio.”

Response: The Registrant has deleted the sentence accordingly.

COMMENT 9: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Energy and Resources Fund, add the word “principally” to the following sentence in the second paragraph under “Principal Investment Strategies of the Fund:” “Energy Companies are companies that the Adviser determines are [principally] in the energy industry, including the conventional areas of oil, gas, electricity and coal, and newer sources of energy such as nuclear, geothermal, oil shale and alternative energy.”

Response: The Registrant has revised the disclosure accordingly.

COMMENT 10: Statutory Prospectus—Additional Investment Risks

Comment: Do the Real Estate Industry, Energy Industry and Resources Industry risks apply to all of the Funds?

Response: These risks apply to all of the Funds.

COMMENT 11: SAI—Description of the Funds and Their Investment Risks—Fund Policies

Comment: Deleted the language “under normal circumstances” from the following Fund Policy: [The Funds may not] “Invest 25% or more of the value of their total assets in any particular industry, except that Baron Real Estate Fund will, under normal circumstances, invest more than 25% of its total assets in the real estate industry or real estate-related industries or that own significant real estate assets at the time of investment and Baron Energy and Resources Fund will, under normal circumstances, invest more than 25% of its total assets in the energy industry and resources industry.”

Response: The Registrant has deleted the “under normal circumstances” language accordingly.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

3